77C

JULIUS BAER INVESTMENT FUNDS

Special Meetings of Shareholders

The continuation of a special meeting of Shareholders of the Julius Baer Global High Yield Bond Fund (the “Fund”), a series of the Julius Baer Investment Funds (the “Trust”), was held on September 15, 2006. 2,693,570.88 (50.06% of the record date common shares) were represented at the meeting. The matter below was voted by Shareholders of the Fund.

Proposal I: To consider the approval of a change in the fundamental investment policy of the Fund.

Elected by All Shareholders   Affirmative          Against  Abstain
                                                                                                      2,575,272.77       73,638.44   44,659.67

On August 30, 2006, all Shareholders of record of the Julius Baer U.S. Microcap Fund, the Julius Baer U.S. Smallcap Fund and the Julius Baer U.S. Midcap Fund, series of the Trust (collectively, the “U.S. Funds”), authorized and directed, via a written consent, officers of the Trust to cause to be prepared and filed with the Securities and Exchange Commission an amendment to the Trust’s registration statement to change the U.S. Funds’ investment strategies to modify the definitions of their respective capitalization equity universes. There were no shares withheld or abstained. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders.